FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant's name into English)

           Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ...X.. Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country, or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

         Attached to the Registrant's Form 6-K filing for the month of May 2003, and incorporated by reference herein, is the Registrant's Press Release, dated May 30, 2003, entitled "Certain
ICTS Directors under Investigation by Israeli Securities
Authority with respect to an Unrelated Company."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ICTS INTERNATIONAL N.V.

By: /s/ M. Albert Nissim
     Secretary

Dated:  May 30, 2003

                                     COMPANY
                                      NEWS
For Immediate Release

                             ICTS INTERNATIONAL N.V.

Certain ICTS Directors under Investigation by Israeli Securities Authority with respect to an Unrelated Company.

Amstelveen,  Netherlands  - May 30,  2003 - ICTS  International  N. V.  (NASDAQ:
ICTS), a leading provider of advanced aviation services, today reported that on Sunday, May 25, 2003, Mr. Ezra Harel, the Chairman of ICTS International N.V. was detained and subsequently released on bail in Israel by the investigative authorities of the Israeli Securities Authority in connection with a criminal investigation under Israeli law involving an unrelated company in which Mr. Harel was a former director and controlling shareholder. Mr. Menachem Atzmon, a director of ICTS International N.V. was also detained and subsequently released on bail in the same matter. Mr. Atzmon may be deemed a former controlling shareholder of the unrelated company. The substance of the Israeli Securities Authority's questioning of Mr. Harel and Mr. Atzmon is not known, since a gag order is in effect in connection with the investigation.

Mr. Lior Zouker, the President of ICTS stated that "ICTS has no indication that the investigation involves ICTS."

        About ICTS

ICTS is a world leader in the field of aviation security services and solutions in high-risk environments. ICTS designs, customizes and implements large-scale security systems for airlines and airports; utilizes its know how and expertise to develop and assimilate innovative integrative and modular technological solutions targeting primarily the aviation security market; designs and provides the aviation industry with various computerized and non-computerized certified training programs.

ICTS' activities include aviation security services such as passenger data analysis, airport checkpoints, air travel passengers documents verification and consulting and training to airports and airlines, as well as the development of unique technological solutions to meet today's increased security threats. ICTS has introduced to the market its innovative technological products, such as: the FAA-certified APS Advanced Passenger Data Analysis computerized system; the IP@SS Integrated Passenger Security Solutions, which enhances security and accelerates passenger processing; ICTS' APIS (Advanced Passenger Information System), a state of the art scanning technology that enables existing scanners to automatically extract from travel documents the data required by U.S Customs at an exceptionally high level of accuracy; Traveldoc J, a computerized system that integrates sophisticated scanning technologies and data-analysis systems and enables the automatic verification of the authenticity of a passengers travel documentation as well as its compliance with the requirements of his country of destination.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company's business strategy and future plans of operations. Forward-looking statements involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made periodically by the Company, may cause the Company's actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations or future events.

        Contact: M. Albert Nissim
         (212) 218-1850